MORGAN STANLEY

522 Fifth Avenue

New York, New York, 10036

October 21, 2009

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C.  20549

Re:	497
Morgan Stanley
0001104659-09-059712
10/21/09 9:26

Dear Sir or Madam:

I am writing you to request the deletion from the SEC database and website of the above-referenced filing. The EDGAR filing noted above was inadvertently filed. The error was corrected in a subsequent filing but the original, erroneous filing should be deleted to avoid confusion.

If you have any questions or if there is any additional information that you require in order to process this request, please feel free to contact me at (212) 296-6969.

Very truly yours,
/s/ Joseph Benedetti
Joseph Benedetti
Assistant Secretary